UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
INTERNATIONAL FINANCE CORPORATION

In respect of its
U.S. $200,000,000 Floating Rate Notes due August 1, 2016

(to be consolidated and form a single series with the existing issue of U.S. $500,000,000 Floating Rate Notes due August 1, 2016 issued on August 1, 2013, U.S. $300,000,000 Floating Rate Notes due August 1, 2016, issued on November 5, 2013 , U.S. $200,000,000 Floating Rate Notes due August 1, 2016, issued on November 21, 2013, U.S. $100,000,000 Floating Rate Notes due August 1, 2016, issued on August 5, 2014 and U.S. $200,000,000 Floating Rate Notes due August 1, 2016, issued on September 4, 2014)

under its
Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: September 19, 2014

The following information regarding an issue of U.S. $200,000,000 Floating Rate Notes due August 1, 2016 (to be consolidated and form a single series with the existing issue of U.S. $500,000,000 Floating Rate Notes due August 1, 2016 issued on August 1, 2013, U.S. $300,000,000 Floating Rate Notes due August 1, 2016, issued on November 5, 2013, U.S. $200,000,000 Floating Rate Notes due August 1, 2016, issued on November 21, 2013, U.S. $100,000,000 Floating Rate Notes due August 1, 2016, issued on August 5, 2014 and U.S. $200,000,000 Floating Rate Notes due August 1, 2016, issued on September 4, 2014) (the "Notes") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated November 21, 2012 (the "Information Statement"), the Prospectus dated June 3, 2008 (the "Prospectus"), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the "Program Agreement"), the Uniform Fiscal Agency Agreement between the Corporation and the Federal Reserve Bank of New York effective July 20, 2006 (the "Uniform Fiscal Agency Agreement"), the Final Terms dated September 16, 2014 (the "Final Terms"), and the Terms Agreement dated September 16, 2014 (the "Terms Agreement"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a) Title and Date. U.S. $200,000,000 Floating Rate Notes due August 1, 2016 (to be consolidated and form a single series with the existing issue of U.S. $500,000,000 Floating Rate Notes due August 1, 2016 issued on August 1, 2013, U.S. $300,000,000 Floating Rate Notes due August 1, 2016, issued on November 5, 2013, U.S. $200,000,000 Floating Rate Notes due August 1, 2016, issued on November 21, 2013, U.S. $100,000,000 Floating Rate Notes due August 1, 2016, issued on August 5, 2014 and U.S. $200,000,000 Floating Rate Notes due August 1, 2016, issued on September 4, 2014).

On initial issue, the Notes will be issued in uncertificated bookentry form ("Fed Bookentry Notes") through the Federal Reserve Bank of New York and held by certain financial institutions as Holding Institutions and as depositories for Euroclear Bank NV/SA and Clearstream Banking, société anonyme, Luxembourg. After initial issuance, all Fed Bookentry Notes will continue to be held by such Holding Institutions and will not be exchangeable for Notes in definitive form. A "Holding Institution" is a depository or other designated institution that has an appropriate bookentry account with a Federal Reserve Bank or Branch. See Prospectus.

(b) Interest Rate/Interest Payment Date. 1 month LIBOR on the 1st day of each month, commencing October 1, 2014, and ending on and including the Maturity Date. See, Final Terms, Item 16.

(c) Maturity Date. August 1, 2016.

(d) Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e) Kind and Priority of Liens. Not applicable.

(f) Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g) Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Uniform Fiscal Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h) Other Material Provisions. Not applicable.

(i) Fiscal/Paying Agent. The Fiscal Agent is the Federal Reserve Bank of New York, 33 Liberty Street, New York, N.Y. 10045; the Listing Agent (Luxembourg), Paying Agent and Transfer Agent is Dexia Banque Internationale à Luxembourg, S.A., 69 route d'Esch, Luxembourg, L-2450, Luxembourg.

Item 2. Distribution of Obligations

(a) Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealers, party to the Terms Agreement, have severally agreed to purchase the Notes at an aggregate purchase price of 100.039 per cent. of the aggregate principal amount of the Notes. See p. 1 of the Terms Agreement.

(b) Stabilization Provisions. Not applicable.

(c) Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread

See Final Terms, "Distribution".

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A. Information Statement (November 21, 2013);[1]

B. Prospectus (June 3, 2008);[2]

C. Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]

D. Resolution No. IFC 2014-0018 adopted May 9, 2014 by the Board of Directors of the Corporation;[3]

E. Uniform Fiscal Agency Agreement (effective July 20, 2006);[4]

F. Final Terms (September 16, 2014); and

G. Terms Agreement (September 16, 2014).

---

1 Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated November 21, 2013.

2 Filed on September 17, 2008.

3 Filed on July 10, 2014

4 Filed on August 14, 2006.

EXHIBIT F

EXECUTION VERSION

Final Terms dated September 16, 2014

International Finance Corporation

Issue of

U.S. $200,000,000 Floating Rate Notes due August 1, 2016

(to be consolidated and form a single series with the existing issue of U.S. $500,000,000 Floating Rate Notes due August 1, 2016 issued on August 1, 2013, U.S. $300,000,000 Floating Rate Notes due August 1, 2016, issued on November 5, 2013, U.S. $200,000,000 Floating Rate Notes due August 1, 2016, issued on November 21, 2013, U.S. $100,000,000 Floating Rate Notes due August 1, 2016, issued on August 5, 2014 and U.S. $200,000,000 Floating Rate Notes due August 1, 2016, issued on September 4, 2014.)

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the "**Corporation**") and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus is available for viewing at the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington, D.C., 20433, U.S.A. and at the website of the Corporation (www.ifc.org), and copies may be obtained from the website of the Luxembourg Stock Exchange, (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:	International Finance Corporation
2.	(i) Series Number:	1257
	(ii) Tranche Number:	6

3. Specified Currency or Currencies:	United States Dollar ("U.S. $")
4. Aggregate Nominal Amount:	
(i) Series:	U.S. $1,500,000,000
(ii) Tranche:	U.S. $200,000,000
5. Issue Price:	100.039 per cent. of the Aggregate Nominal Amount plus an amount of US $16,716.67 representing 17 days of accrued interest from and including the Interest Commencement Date to but excluding the Issue Date
6. (i) Specified Denominations:	U.S. $1,000 and integral multiples of U.S. $1,000 in excess thereof
(ii) Calculation Amount:	U.S. $1,000
7. (i) Issue Date:	September 19, 2014
(ii) Interest Commencement Date:	September 2, 2014
8. Maturity Date:	August 1, 2016
9. Interest Basis:	1 month USD LIBOR Floating Rate (further particulars specified below)
10. Redemption/Payment Basis:	Redemption at par
11. Change of Interest or Redemption/Payment Basis:	Not Applicable
12. Put/Call Options:	Not Applicable
13. Status of the Notes:	Senior
14. Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15. Fixed Rate Note Provisions:	Not Applicable
16. Floating Rate Note Provisions:	Applicable
(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the First Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
(ii) Specified Interest Payment Dates:	The 1st day of each month, commencing October 1, 2014, and ending on and including the Maturity Date

(iii) First Interest Payment Date:	October 1, 2014
(iv) Interest Period Date:	Each Specified Interest Payment Date
(v) Business Day Convention:	Modified Following Business Day Convention, adjusted
(vi) Business Centre(s):	London and New York
(vii) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(viii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Agent):	Citibank, N.A., London
(ix) Screen Rate Determination:	
– Reference Rate:	1 month USD LIBOR
– Interest Determination Date(s):	With respect to the Rate of Interest and each Interest Accrual Period, the day that is two Business Days in London prior to the first day of such Interest Accrual Period. For purposes of clarification, the Rate of Interest in respect of the first Interest Accrual Period was determined on August 28, 2014.
– Relevant Screen Page:	Reuters LIBOR01 as of 11:00 a.m. London time on each Interest Determination Date
(x) ISDA Determination:	Not Applicable
(xi) Margin(s):	0.02 per cent.
(xii) Minimum Rate of Interest:	Not Applicable
(xiii) Maximum Rate of Interest:	Not Applicable
(xiv) Day Count Fraction:	Actual/360
(xv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Refer to the Conditions

17. Zero Coupon Note Provisions:	Not Applicable
18. Index Linked Interest Note/other	Not Applicable

	variable-linked interest Note Provisions:	
19.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Call Option I:	Not Applicable
	Call Option II (Automatic):	Not Applicable
21.	Put Option:	Not Applicable
22.	Final Redemption Amount of each Note:	U.S. $1,000 per Calculation Amount
23.	Early Redemption Amount:	U.S. $1,000 per Calculation Amount
	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Fed Bookentry Notes: Fed Bookentry Notes available on Issue Date
25.	New Global Note (NGN):	No
26.	Financial Centre(s) or other special provisions relating to payment dates:	New York and London Notwithstanding Condition 6(h), if any payment date would fall on a date which is not a business day, the relevant date will be the first following day which is a business day, unless that day falls in the next calendar month, in which case the relevant date will be the first preceding day which is a business day. In the above paragraph, "business day" means a day on which banks and foreign exchange markets are open for business in the (i) relevant place of presentation, (ii) any Financial Centres and (iii) the principal financial centre of the country of the relevant currency.
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on	No

which such Talons mature):

28. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Corporation to forfeit the Notes and interest due on late payment:	Not Applicable
29. Details relating to installment Notes: amount of each installment, date on which each payment is to be made:	Not Applicable
30. Redenomination, renominalization and reconventioning provisions:	Not Applicable
31. Consolidation provisions:	Not Applicable
32. Additional terms:	Applicable
(i) Governing law:	New York

DISTRIBUTION

33. (i) If syndicated, names and addresses of Managers and underwriting commitments:	Credit Suisse Securities (Europe) Limited One Cabot Square London EC14 4QJ United Kingdom Attention: MTN Trading Desk Telephone: +44 20 7888 4021 Facsimile: +44 20 7905 6128 The Royal Bank of Scotland plc 135 Bishopsgate London, EC2M 3UR United Kingdom Attention: New Issues, Syndicate Desk Telephone: +44 20 7085 4154 Facsimile: +44 20 7085 2591

(ii) Date of Terms Agreement:	September 16, 2014
(iii) Stabilizing Manager(s) (if any):	Not Applicable
34. If non-syndicated, name and address of Dealer:	Not Applicable
35. Total commission and concession:	Not Applicable
36. Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By: [signature]

Duly authorized

PART B – OTHER INFORMATION

LISTING

(i) Listing:	Luxembourg
(ii) Admission to trading:	Application will be made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from September 19, 2014 The Notes will be consolidated and form a single series with the existing issue of U.S. $500,000,000 Floating Rate Notes due August 1, 2016 issued on August 1, 2013, U.S. $300,000,000 Floating Rate Notes due August 1, 2016 issued on November 5, 2013, U.S. $200,000,000 Floating Rate Notes due August 1, 2016 issued on November 21, 2013, U.S. $100,000,000 Floating Rate Notes due August 1, 2016, issued on August 5, 2014 and U.S. $200,000,000 Floating Rate Notes due August 1, 2016 issued on September 4, 2014).

RATINGS

Ratings:	The Notes to be issued have been rated: S & P: AAA Moody's: Aaa

INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Plan of Distribution" in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	US45950KBY55
Common Code:	095719457
CUSIP:	45950KBY5
CINS:	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V.,	Bookentry system of the Federal Reserve Banks

Clearstream Banking, *société anonyme* and The Depository Trust Company and the relevant identification number(s):

Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

GENERAL

Applicable TEFRA exemption:	Not Applicable

UNITED STATES TAXATION

The Notes are intended to be issued in a "qualified reopening" for United States federal income tax purposes, and therefore International Finance Corporation will treat the Notes as being part of the same issue as the notes issued by International Finance Corporation on August 1, 2013.

A portion of the purchase price of the Notes is attributable to interest accrued for the period starting from and including the Interest Commencement Date to but excluding the Issue Date. A portion of the interest received on the First Interest Payment Date equal to such accrued interest should not be taxable when received but should instead reduce the holder's adjusted tax basis in the Notes by a corresponding amount.

The following paragraphs supplement the discussion under "Tax Matters" in the Prospectus dated as of June 3, 2008, and reflect recently enacted legislation.

Subject to the discussion above of interest received on the First Interest Payment Date, a U.S. Holder will be taxed on interest on the Notes as ordinary income at the time the U.S. Holder receives the interest or when it accrues, depending on the U.S. Holder's method of accounting for tax purposes. Interest paid by the International Finance Corporation on the Notes is income from sources outside the United States and will, depending on a U.S. Holder's circumstances, be either "passive" or "general" income for purposes of the rules regarding the foreign tax credit allowable to such U.S. Holder.

Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates where the property is held for more than one year.

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the U.S. Holder's "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual's circumstances). A holder's net investment income generally

includes its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts, are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investments in the Notes.

Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

Exhibit G

EXECUTION VERSION

TERMS AGREEMENT NO. 1257 – TRANCHE 6 UNDER THE STANDARD PROVISIONS

September 16, 2014

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1 The undersigned agrees to purchase from you (the "**Corporation**") the Corporation's U.S.$ 200,000,000 Floating Rate Notes due August 1, 2016 (the "**Notes**" as from September 19, 2014 to be consolidated and form a single series with the Corporation's U.S. $500,000,000 Floating Rate Notes due August 1, 2016, issued on August 1, 2013 (Tranche 1), U.S. $300,000,000 Floating Rate Notes due August 1, 2016, issued on November 5, 2013 (Tranche 2), U.S. $200,000,000 Floating Rate Notes due August 1, 2016, issued on November 21, 2013 (Tranche 3), U.S. $100,000,000 Floating Rate Notes due August 1, 2016, issued on August 5, 2014 (Tranche 4) and U.S. $200,000,000 Floating Rate Notes due August 1, 2016, issued on September 4, 2014 (Tranche 5)) described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the "**Final Terms**") at 9:00 a.m. New York City time on September 19, 2014 (the "**Settlement Date**") at an aggregate purchase price of U.S. $200,094,716.67 (which is 100.039% of the aggregate nominal amount of the Notes and includes 17 days of accrued interest) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the "**Standard Provisions**"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2 When used herein and in the Standard Provisions as so incorporated, the term "**Notes**" refers to the Notes as defined herein, the term "**Time of Sale**" refers to September 11, 2014, 1:00 p.m. New York time and the term "**Dealers**" refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3 The Corporation represents and warrants to each of the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

4 The obligation of each of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation's representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation's performance and observance of all applicable covenants and agreements

contained therein, in each case with respect to the Notes. The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer's certificate of the Corporation substantially in the form referred to in Clause 6.1 of the Standard Provisions, dated as of the Settlement Date.

5 The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of a letter from Sullivan & Cromwell LLP addressed to the undersigned and giving the undersigned full benefit of the existing validity opinion of such firm in respect of the Corporation's Global Medium-Term Note Program as of the respective date of such existing validity opinion.

6 The Corporation agrees that it will issue the Notes and each of the undersigned severally and not jointly agree to purchase the Notes at the purchase price specified above (being equal to the issue price of 100.039 per cent. of the nominal amount plus U.S. $16,716.67 representing 17 days of accrued interest).

The respective nominal amounts of the Notes that each of the undersigned commits to underwrite are set forth opposite their names below in Schedule I hereto.

7 Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New York: JPM CHASE BK NY/ROYALBS ABA 021000021 ROYALBS; and payment of the purchase price specified above shall be delivered in immediately available funds to the Corporation's account at the Federal Reserve Bank of New York: ABA No. 021-082-162.

8 The Corporation hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. Each of the undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

9 In consideration of the Corporation appointing each of the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Corporation and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

10 Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of each of the undersigned which have arisen prior to such termination.

11 For purposes hereof, the notice details of each of the undersigned are set out in Schedule II hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

12 If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Agreement, the Dealer who has not defaulted with respect to its respective several underwriting commitment will take up and pay for, as nearly as practicable in proportion to its respective several underwriting commitment, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the nominal amount of the Notes for which the non-defaulting Dealer was originally committed; provided, however, that if the aggregate nominal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Dealer shall be entitled to terminate this Agreement without any liability on the part of the non-defaulting Dealer. Nothing herein will relieve a defaulting Dealer from liability for its default.

13 This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

14 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

CREDIT SUISSE SECURITIES (EUROPE) LIMITED

By: ____________________
Name: Richard Johnson
Title: Authorised Attorney

Aaron Weaver
Authorised Attorney

CREDIT SUISSE SECURITIES (EUROPE) LIMITED

By: ____________________
Name:
Title:

THE ROYAL BANK OF SCOTLAND PLC

By: ____________________
Name:
Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By: ____________________
Name:
Title:

CREDIT SUISSE SECURITIES (EUROPE) LIMITED

By: ____________________________
Name:
Title:

By: ____________________________
Name:
Title:

THE ROYAL BANK OF SCOTLAND PLC

By: ____________________________
Name: UZO ONWERE
Title: Authorised Signatory

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By: ____________________________
Name:
Title:

CREDIT SUISSE SECURITIES (EUROPE) LIMITED

By: ____________________________
Name:
Title:

By: ____________________________
Name:
Title:

THE ROYAL BANK OF SCOTLAND PLC

By: ____________________________
Name:
Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By: ____________________________
Name: TAKEHISA EGUCHI
Title: DIRECTOR

SCHEDULE I

Dealer	Nominal Amount of Notes
Credit Suisse Securities (Europe) Limited	$100,000,000
The Royal Bank of Scotland plc	$100,000,000
Total:	**$200,000,000**

SCHEDULE II

Notice Details of the Dealers:

Credit Suisse Securities (Europe) Limited
One Cabot Square
London EC14 4QJ
United Kingdom

Attention:	MTN Trading Desk
Telephone:	+44 207 888 4021
Facsimile:	+44 207 905 6128

The Royal Bank of Scotland plc
135 Bishopsgate
London, EC2M 3UR
United Kingdom

Attention:	New Issues, Syndicate Desk
Telephone:	+44 20 7085 4154
Facsimile:	+44 20 7085 2591